UNITED STATES OF AMERICA
                 Before the
     SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                            FIRST
LEIDY HUB, INC.                                   CERTIFICATE
ENERCHANGE                                        PURSUANT TO
                                                    RULE 24

File No. 70-8655

(Public Utility Holding Company Act of 1935)
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     In accordance  with the terms of the Order dated  September 22, 1995 issued to National Fuel Gas Company ("National") authorizing Leidy Hub, Inc. to acquire an interest in Enerchange (File No. 70-8655, HCAR No. 35-26379), National has filed the required income statement and balance sheet reflecting the activities of Leidy Hub, Inc. and the Leidy Hub/Hub Services partnership in the Seventh Certificate Pursuant to Rule 24 in the matter of National, Leidy Hub, Inc. and Ellisburg-Leidy Northeast Hub Company (File No. 70-8417, HCAR No. 35-26093) and such is incorporated herein by reference.

         IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 14th day of November 1995.



               LEIDY HUB, INC. AND NATIONAL FUEL GAS COMPANY


               By \s\ Gerald T. Wehrlin
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                             Gerald T. Wehrlin
                  Secretary and Treasurer, Leidy Hub, Inc.
                   Controller, National Fuel Gas Company